*Part II: Activities of the Broker-Dealer Operator and its Affiliates*

*Item 7:   Protection of Confidential Trading Information*

    *a.   Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:*

        *i.   written standards controlling employees of the ATS that trade for employees' accounts; and*

        *ii.   written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.*

*DATA PROTECTION:*

Client data protection (including the protection of subscriber confidential trading information) is governed by formally instituted policies.  Records containing clients' data stored in IBKR's databases, as well as on tape backups, are encrypted. Encryption algorithms, ciphers, and key parameters are consistent with the industry best practices.  In addition to technical data protection measures, IBKR administers mandatory security awareness training to all its employees emphasizing data protection best practices.

*INFORMATION BARRIERS:*

Interactive Brokers Group ("IBG") has in place barriers designed to help ensure that information relating to subscriber trading interest in the ATS is maintained on systems that are separate from, and inaccessible by, IBKR's affiliates (except as set forth in Part II, Item 6.b). IBKR compliance personnel review various daily, monthly and quarterly reports intended to help identify potential instances of IBKR customer information (including ATS confidential trading information which, for the avoidance of doubt, includes confidential trading information of Liquidity Providers and information relating to Conditional Orders and Firm-Up Orders) being impermissibly accessed by employees of IBKR affiliates. IBKR compliance personnel also review a sample of communications between IBKR personnel and personnel of its affiliates to assess whether subscriber confidential trading information is being impermissibly accessed or shared.

All new IBKR employees must review the IBG Information Barrier Policy, which is included in the IBG employee manual, and must acknowledge receipt of the current version of the IBG Information Barrier Policy annually.  The IBG Information Barrier Policy states that employees of IBG and its affiliates (including IBKR employees) shall treat customer trading information (including subscriber trading information) as confidential and shall only share such information to the extent reasonably necessary to provide the relevant services and otherwise service the relevant account.  As applied to ATS confidential trading information, the IBG Information Barrier Policy limits the sharing of such information within IBG to the extent reasonably necessary for the operation of the ATS and related systems (that is, IBKR's market data, clearing, stock borrow and audit trail systems), and to ensure the ATS' compliance with applicable law.  In addition, IBG provides training regarding the confidentiality of customer orders and information.

*ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION:*

Access to IBKR trading systems, including those that maintain ATS confidential trading information (e.g., systems through which Conditional Orders and Firm-Up Orders are routed), is limited to authorized individuals. Prior to granting any employee, shared employee, or third-party service provider access (each an "**Accessing Party**") to ATS data, IBKR reviews the level of access requested, the roles and responsibilities of the prospective Accessing Party, and the proposed uses of the data to which the prospective Accessing Party would have access. As a threshold matter, access to ATS confidential trading information is limited to individuals responsible for either the operation of the ATS and related systems (that is, IBKR's market data, clearing, stock borrow and audit trail systems), or the ATS' compliance with applicable law. As noted above, the IBG Information Barrier Policy provides that Accessing Parties may only use ATS confidential trading information to the extent necessary to fulfill their responsibilities regarding the operation of the ATS and related systems (that is, IBKR's market data, clearing, stock borrow and audit trail systems), or the ATS' compliance with applicable law; Accessing Parties are expressly prohibited from sharing ATS confidential trading information with Brokerage Customers and other clients of IBKR (e.g., Liquidity Providers and introducing brokers), except where such confidential trading information belongs to the relevant Brokerage Customer or client (e.g., information regarding a Brokerage Customer's own trading interest or transactions).

Access to internal systems and applications is provisioned on the least-privilege basis and controlled using passwords or, in some instance, multi-factor authentication (MFA). In particular, MFA is used for all remote access and also for onsite access to particularly sensitive systems. Password length and complexity requirements are established and enforced.

Periodically, as prescribed by IBKR's policies and procedures, all employees, shared employees, and third party service providers are reviewed to determine whether their level of access to ATS data is appropriate. This includes assessing whether the Accessing Party continues to have responsibilities in connection with the operation of the ATS or the ATS' compliance with applicable rules.

Access to IBKR office and data center spaces is strictly controlled and limited to authorized personnel. Electronic door entry systems are in use and configured to allow personnel access only to the areas required to fulfill their job functions. Additionally, video recording/surveillance systems are employed in data centers and select office locations. Activity logs, including records of permitted and denied entry attempts captured by the access control and footage of the video surveillance system, are maintained.

*EMPLOYEE TRADING:*

The IBKR Employee Trading Policy prohibits IBKR employees from trading securities or commodity futures between the hours of 8:30 a.m. and 6:00 p.m. in their time zone. One of the intended purposes of this policy is to prohibit IBKR employees from trading on the basis of open customer trading interest (including Liquidity Provider trading interest and whether such trading interest has been submitted to the ATS or to another market center).

All IBKR employees, at onboarding and annually thereafter, are reminded of their obligation to identify all brokerage accounts in which the employee or any related person (as noted at FINRA rule 3210/.02) maintains an interest, including any brokerage accounts subsequently opened.  IBKR obtains copies of such employee's account statements and trade confirmations from the relevant brokerage firm.  IBKR prohibits an employee from opening or otherwise maintaining an account with a brokerage firm that will not provide IBKR with duplicate account statements and trade confirmations.  IBKR compliance and supervisory personnel review employee account statements and trade confirmations on a monthly basis.  As part of these reviews, IBKR compliance and supervisory personnel assess whether an employee has violated IBKR's Employee Trading Policy, including any indication of misuse of subscriber confidential trading information (in particular, the IBKR Employee Trading Policy, among other things, prohibits employees from trading on the basis of material non-public information).  Employee trading conduct specifically reviewed for includes particularly active accounts and trading in any restricted securities outside of the "open window" period (presently limited to securities issued by Interactive Brokers Group, Inc.).

b. *Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☐ *Yes*      ☒ *No*

*If yes, explain how and under what conditions.*

c. *If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☐ *Yes*      ☐ *No*

*If yes, explain how and under what conditions.*

d. *Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.*

Programming and technology personnel involved in operating IBKR's systems, including operation of IBKR's order management systems, SOR, matching engines and order gateways have live audit trail access and, as such, may be able to view Trading Interest (as defined in Part III, Item 7) that has been routed to the ATS, as well as Invite information (as defined in Part III, Item 9).  System administration and IB risk departments also have live audit trail access.  Additionally, as further discussed at Part III Item 15, the ATS disseminates indications of interest to the

SOR identifying the symbol, size, side and ranking price of certain orders resting in the ATS; the SOR may utilize this information in its order-routing processes.

Personnel responsible for IBKR's clearing operations, stock borrow operations, audit trail reporting and the generation of account statements, as well as members of IBKR's compliance department, have access to post-trade information which may include information relating to transactions effected in the ATS.

## Part III:    *Manner of Operations*

### Item 5:  *Means of Entry*

a. *Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?*

   ☒ *Yes*     ☐ *No*

   *If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.*

   Liquidity Providers and Execution Customers may directly access the ATS via FIX protocol. The ATS is compliant with version 4.2 of the FIX Protocol. Liquidity Providers and Execution Customers can connect via cross connects within Equinix NY5 or CH4 or, alternatively, through dedicated FIX connections. In the event a Liquidity Provider or Execution Customer cross-connects with the ATS, the hardware used for connection is provided, installed, and maintained by the Liquidity Provider or Execution Customer (as applicable) and/or datacenter operator. IBKR does not charge a fee for cross-connects.

b. *If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?*

   ☐ *Yes*     ☒ *No*

   *If no, identify and explain any differences.*

   Only Liquidity Providers and Execution Customers may access the ATS via direct FIX connection. All other subscribers access the ATS via the SOR.

c. *Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?*

   ☒ *Yes*     ☐ *No*

   *If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.*

Subscribers access the ATS via direct FIX connection or via the SOR.

All orders submitted by Brokerage Customers that are not Execution Customers access the ATS via the SOR. Execution Customers, a subset of Brokerage Customers, may access the ATS via the SOR or via direct FIX connection to the ATS. Brokerage Customers (including Execution Customers) may submit orders to the SOR via a Trading Product, third-party order management system or FIX connection (i.e., FIX connection to the SOR, as distinct from the direct FIX connections to the ATS used by Liquidity Providers and certain Execution Customers). Only persons onboarded as Brokerage Customers may access the ATS via the SOR; there are no other conditions that must be satisfied to access the ATS via the SOR. The SOR accesses the ATS via proprietary binary protocol between the ATS and the SOR.

Orders submitted by Liquidity Providers (in their capacities as Liquidity Providers) access the ATS via direct FIX connections and do not pass through the SOR. Execution Customers may elect to access the ATS via direct FIX connection (whether for all or a subset of their orders) and, when accessing the ATS via direct FIX connection, Execution Customers' orders do not pass through the SOR. Only Execution Customers and entities onboarded as Liquidity Providers may access the ATS via direct FIX connection; there are no other conditions that must be satisfied to access the ATS via direct FIX connection.

Only orders routed to the ATS via the SOR may remove liquidity from the ATS.

Only Brokerage Customers may submit NMO Orders, and only when accessing the SOR via FIX connection or when accessing the ATS via direct FIX connection to the ATS. For clarity, Brokerage Customers do not directly access the SOR via FIX connection; rather, they access IBKR's ~~systems via~~customer communication process (the "**CCP**," which, in the case of such orders, acts as FIX ~~connection~~gateway), and such ~~systems~~system subsequently ~~transmit~~transmits orders to the SOR.

Only Execution Customers may submit Conditional Orders and Firm-Up Orders, and only when accessing the SOR via FIX connection or when accessing the ATS via direct FIX connection to the ATS. As noted above, Execution Customers (as a subset of Brokerage Customers) do not directly access the SOR via FIX connection; rather, they access ~~IBKR's systems~~the CCP via FIX connection, and such ~~systems~~system subsequently ~~transmit~~transmits orders to the SOR.

See Part III Item 7 for a discussion of available attributes for orders submitted to the ATS depending on the type of subscriber and connection.

d. *If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

*If no, identify and explain any differences.*

Liquidity Providers access the ATS via direct FIX connection, bypassing the SOR.

Only principal trading firms permissioned by IBKR management may act as Liquidity Providers.

Only subscribers that access the ATS via the SOR (e.g., IBKR brokerage customers and IBKR Affiliates) may remove liquidity from the ATS. As a general matter, all IBKR customers may direct liquidity-adding orders to the ATS. However, certain brokerage products offered by IBKR (*e.g.*, IBKR's smartphone mobile app and web-based order entry tools) do not permit subscribers to direct orders to the ATS. Only Execution Customers (a subset of Brokerage Customers) may submit Conditional Orders and Firm-Up Orders, and only when accessing the SOR via FIX connection or when accessing the ATS via direct FIX connection to the ATS (bypassing the SOR).

Only Brokerage Customers may submit NMO Orders, and only when accessing the SOR via FIX connection or when accessing the ATS via direct FIX connection (bypassing the SOR).